
April 1, 2009

Ms. Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, Vermont 05676

>   **Re: Green Mountain Coffee Roasters, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 29, 2008**
>   **Filed December 11, 2008**
>   **Form 10-Q for the Thirteen Weeks Ended December 27, 2008**
>   **Filed February 5, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed January 26, 2009**
>   **Response letter dated March 11, 2009**
>   **File No. 001-12340**

Dear Ms. Rathke:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended September 27, 2008

Quantitative and Qualitative Disclosures About Market Risk, page 34

1.   We understand from your response to prior comment 3 that you would prefer not disclosing to investors the percentage of your expected annual green coffee requirements covered by future contracts because coffee purchases represent a significant cost. You indicate that your disclosure on page 5, indicating that one of your segments sold 32 million pounds of coffee during 2007, coupled with your disclosure on page 35, indicating you have $73.2 million in green coffee purchase commitments and futures covering 1.2 million pounds of coffee as of year-end, should suffice.

We do not see how a reader would be able to understand the extent to which your operations are exposed to changes in the market price of coffee, based on this disclosure; nor do we see how the limited information that you disclose provides sufficient context for understanding your results of operations. And while you may have the flexibility to raise prices to customers in the event market prices of the commodity increase, this action would tend to make your operations less competitive, compared to a business that was not faced with this prospect due to a larger percentage of their needs being covered by fixed price contracts. Therefore, we do not see that your rationale for not disclosing this type of information obviates the need for compliance under Item 305(a)(2) of Regulation S-K.

We believe that you should quantify and separately tabulate pounds of coffee covered by both fixed price and variable price purchase commitments and futures contracts, to allow readers to understand your exposure to changes in the market price of this commodity; also indicating the periods of settlement, and range of applicable prices. We also believe that meaningful disclosure in MD&A would include the pounds sold during each period, consistent with comparative financial reporting; and identify trends that are not indicative of future activity. We do not see that disclosing only the percentage changes in volumes, without also indicating what those volumes are, is sufficiently responsive to Item 303(a)(3)(iii) of Regulation S-K. We reissue prior comment 3.

Financial Statements

Statement of Changes in Stockholders' Equity, page F-5

2.   We note your response to prior comment 4, stating that your three-for-one stock split effected on July 27, 2007 was authorized only for your outstanding shares of common stock and therefore not applicable to the treasury shares. In other words, we understand that you are claiming to have created a second class of common stock, shares that when issued would have value equating to three times that of shares which had been subject to the split. Since you appear to have adjusted the information about stock options for the stock split in Note 13, it appears that you are contemplating issuing shares upon exercise of options that are on par with those subject to the split. Further, the total number of authorized shares that you report, including issued and unissued shares, reflects your stock split. Tell us how these points are consistent with your position of having the stock split apply only to outstanding shares. Also tell us how in recasting prior share activity you ended up with 24,044,407 shares outstanding as of September 30, 2006, given that you reported 8,786,505 shares outstanding at that date prior to the stock split.

Definitive Proxy Statement on Schedule 14A filed January 26, 2009

Annual Incentives, page 16

3.   We note your response to our prior comment seven. We further note your belief
        that more detailed disclosure of individual performance goals would require the
        disclosure of competitively sensitive information and your conclusion that such
        disclosure is not required. In this regard, please provide a more detailed analysis
        as to why disclosure of such goals constitutes confidential commercial or
        financial information, the disclosure of which would cause competitive harm. To
        reach a conclusion that disclosure would result in competitive harm, you must
        undertake a competitive harm analysis taking into account your specific facts and
        circumstances and the nature of the performance targets. In the context of your
        industry and competitive environment, you must analyze whether a competitor or
        contractual counterparty could extract from the targets information regarding your
        business or business strategy that the competitor or counterparty could use to your
        detriment. You must have a reasoned basis for concluding, after consideration of
        your specific facts and circumstances, that the disclosure of the targets would
        cause you competitive harm. You must make your determination based on the
        established standards for what constitutes confidential commercial or financial
        information, the disclosure of which would cause competitive harm. See
        Regulation S-K Compliance and Disclosure Interpretation Question 118.04 for
        further guidance.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Joanna Lam at (202) 551-3476 or Karl Hiller, Branch Chief, at
(202) 551-3686 if you have questions regarding comments on the financial statements
and related matters. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-
3745 with any other questions.

                                                Sincerely,

                                                 H. Roger Schwall
                                                Assistant Director